UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 19th October 2011	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 19th October 2011 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about half yearly results of the Bank.

19th October 2011

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Audited Financial Results for the half year ended 30th September 2011

We attach herewith two files containing the audited financial results of the Bank for the half year ended 30th September 2011 as approved by the Board of Directors at its meeting held on 19th October 2011 and a press release issued by the Bank in this regard.

The aforesaid financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As Above

Exhibit I

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2011

		( in lacs)
	Particulars	Quarter ended 30.09.2011	Quarter ended 30.06.2011	Quarter ended 30.09.2010	Half year ended 30.09.2011	Half year ended 30.09.2010	Year ended 31.03.2011
		Unaudited	Unaudited	Unaudited	Audited*	Audited*	Audited
1	Interest Earned (a)+(b)+(c)+(d)	671770	597797	480999	1269567	922970	1992821
	a) Interest/discount on advances/bills	499479	451419	367318	950898	698370	1508501
	b) Income on Investments	161819	141070	110025	302889	215303	467544
	c) Interest on balances with Reserve Bank of India and other inter bank funds	3294	2484	3546	5778	7773	14808
	d) Others	7178	2824	110	10002	1524	1968
2	Other Income	121168	112003	96071	233171	195157	433515
3	A) TOTAL INCOME (1) + (2)	792938	709800	577070	1502738	1118127	2426336
4	Interest Expended	377319	313001	228372	690320	430273	938508
5	Operating Expenses (i) + (ii)	203039	193463	167988	396502	332273	715292
	i) Employees cost	82310	78099	71057	160409	137764	283604
	ii) Other operating expenses	120729	115364	96931	236093	194509	431688
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	580358	506464	396360	1086822	762546	1653800
7	Operating Profit before Provisions and Contingencies (3) - (6)	212580	203336	180710	415916	355581	772536
8	Provisions (Other than tax) and Contingencies	36605	44366	45448	80971	100950	190671
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	175975	158970	135262	334945	254631	581865
11	Tax Expense	56040	50472	44048	106512	82246	189226
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	119935	108498	91214	228433	172385	392639
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) (12-13)	119935	108498	91214	228433	172385	392639
15	Paid up equity share capital (Face Value of 2/- each)	46766	46677	46260	46766	46260	46523
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)						2491113
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.5%	16.9%	17.0%	16.5%	17.0%	16.2%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	5.1	4.7	4.0	9.8	7.5	17.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	5.1	4.6	3.9	9.7	7.4	16.8
	(iv) NPA Ratios
	(a) Gross NPAs	189494	183313	184121	189494	184121	169434
	(b) Net NPAs	35525	31850	40854	35525	40854	29641
	(c) % of Gross NPAs to Gross Advances	1.00%	1.04%	1.16%	1.00%	1.16%	1.05%
	(d) % of Net NPAs to Net Advances	0.2%	0.2%	0.3%	0.2%	0.3%	0.2%
	(v) Return on assets (average) - not annualized	0.4%	0.4%	0.4%	0.8%	0.7%	1.6%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1389439055	1384982605	1364151430	1389439055	1364151430	1377200365
	- Percentage of Shareholding	59.4%	59.3%	59.0%	59.4%	59.0%	59.2%
	(b) Shares underlying Depository Receipts ( ADS and GDR )
	- No. of shares	405656975	405656975	405656720	405656975	405656720	405711955
	- Percentage of Shareholding	17.4%	17.4%	17.5%	17.4%	17.5%	17.4%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.2%	23.3%	23.5%	23.2%	23.5%	23.4%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

	( in lacs)
Particulars	Quarter ended 30.09.2011	Quarter ended 30.06.2011	Quarter ended 30.09.2010	Half year ended 30.09.2011	Half year ended 30.09.2010	Year ended 31.03.2011
	Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1 Segment Revenue
a) Treasury	191031	165710	117752	356741	235101	539116
b) Retail Banking	661461	605244	459541	1266705	878317	1950503
c) Wholesale Banking	406905	354073	285014	760978	527048	1161289
d) Other banking operations	64979	57524	60995	122503	117336	248369
e) Unallocated	7053	2580	—	9633	—	—
Total	1331429	1185131	923302	2516560	1757802	3899277
Less: Inter Segmental Revenue	538491	475331	346232	1013822	639675	1472941

Income from Operations	792938	709800	577070	1502738	1118127	2426336

2 Segment Results
a) Treasury	3885	1840	(5174)	5725	(257)	9612
b) Retail Banking	95760	77668	71033	173428	136200	301457
c) Wholesale Banking	67007	77275	61937	144282	111636	242331
d) Other banking operations	27406	21643	23676	49049	43798	101836
e) Unallocated	(18083)	(19456)	(16210)	(37539)	(36746)	(73371)

Total Profit Before Tax	175975	158970	135262	334945	254631	581865

3 Capital Employed
(Segment Assets - Segment Liabilities)
a) Treasury	5951127	6389288	6333717	5951127	6333717	7501909
b) Retail Banking	(6588198)	(6587523)	(6109482)	(6588198)	(6109482)	(5899586)
c) Wholesale Banking	2583495	2984191	2514930	2583495	2514930	966039
d) Other banking operations	564148	530299	418575	564148	418575	479097
e) Unallocated	286646	(651273)	(781703)	286646	(781703)	(509823)

Total	2797218	2664982	2376037	2797218	2376037	2537636

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	Statement of Assets and Liabilities as on September 30, 2011 is given below.

	( in lacs)
Particulars	As at 30.09.2011	As at 30.09.2010
CAPITAL AND LIABILITIES
Capital	46766	46260
Reserves and Surplus	2750452	2329777
Employees’ Stock Options (Grants) Outstanding	291	291
Deposits	23067638	19532092
Borrowings	2234388	1334975
Other Liabilities and Provisions	3475110	1754859

Total	31574645	24998254

ASSETS
Cash and balances with Reserve Bank of India	2181375	1656532
Balances with Banks and Money at Call and Short notice	196343	433210
Investments	7864744	6369491
Advances	18850218	15709060
Fixed Assets	216947	213397
Other Assets	2265018	616564

Total	31574645	24998254

2	The above results have been approved by the Board of Directors at its meeting held on October 19, 2011.
3	These results for the half year ended September 30, 2011, have been subject to an “Audit” and results for the quarter ended September 30, 2011, have been subject to a “Limited Review” by the Statutory Auditors of the Bank.
4	The shareholders of the Bank at the 17th Annual General Meeting held on July 6, 2011 approved sub-division (split) of one equity share of the Bank from nominal value of 10/- each into five equity shares of nominal value of 2/- each. All shares and per share information in the financial results reflect the effect of sub-division (split) retrospectively.
5	During the quarter and half-year ended September 30, 2011, the Bank allotted 4456450 and 12183710 shares pursuant to the exercise of stock options by certain employees.
6	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
7	As on September 30, 2011, the total number of branches (including extension counters) and ATM network stood at 2,150 branches and 6,520 ATMs respectively.
8	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2011: Opening : Nil ; Additions : 441 ; Disposals : 441 ; Closing position : Nil.
9	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.
10	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri
Date : October 19, 2011	Managing Director

HDFC Bank Limited HDFC Bank House Senapati Bapat Marg Lower Parel, Mumbai 400013

NEWS RELEASE

HDFC BANK LIMITED – FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2011

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and half year ended September 30, 2011, at its meeting held in Mumbai on Wednesday, October 19, 2011. The results for the quarter ended September 30, 2011, have been subject to a ‘Limited Review’ while those for the half year ended September 30, 2011, have been subject to an ‘Audit’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2011

For the quarter ended September 30, 2011, the Bank’s total income was 7,929.4 crore, an increase of 37.4% over 5,770.7 crore, for the quarter ended September 30, 2010. Net revenues (net interest income plus other income) were 4,156.2 crore for the quarter ended September 30, 2011, as compared to 3,487.0 crore for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from 4,810.0 crore in the quarter ended September 30, 2010 to 6,717.7 crore in the quarter ended September 30, 2011. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2011, grew by 16.6% to 2,944.5 crore, driven by the asset growth and a Net Interest Margin (NIM) of 4.1% for the quarter ended September 30, 2011.

Other income (non-interest revenue) for the quarter ended September 30, 2011 increased by 26.1% to 1,211.7 crore. Main contributors of other income were, fees and commissions of 987.9 crores (up 15.3% over 857.0 crore in the quarter ended September 30, 2010), foreign exchange / derivative revenues of 218.0 crore (up 43.1% over 152.3 crore in the quarter ended September 30, 2010) and a small loss on revaluation / sale of investments of 1.3 crore for the quarter ended September 30, 2011 as against a loss of 52.1 crore for the quarter ended September 30, 2010. With an increase in investments in the Bank’s branch distribution network and other business verticals, operating expenses for the quarter ended September 30, 2011 grew 20.9% to 2,030.4 crore from 1,679.9 crore in the corresponding quarter of the previous fiscal year. The cost to income ratio for the quarter was therefore at 48.9%. With stable asset quality, provisions and contingencies reduced by 19.5% to 366.0 crore as compared to 454.5 crore for the corresponding quarter of the previous fiscal year. After providing 560.4 crore for taxation, the Bank earned a Net Profit of 1,199.3 crore, an increase of 31.5% over the corresponding quarter ended September 30, 2010.

HDFC Bank Limited HDFC Bank House Senapati Bapat Marg Lower Parel, Mumbai 400013

Balance Sheet: As of September 30, 2011:

The Bank’s total balance sheet size increased to 315,746 crore as of September 30, 2011. Gross advances touched 189,917 crore, a year on year growth of 25.6% adjusted for short-term one off wholesale loans outstanding as of September 30, 2010, and a quarter on quarter increase of 7.3% over June 30, 2011. Gross retail loans grew 34.2% over September 30, 2010 to 92,878 crores. Total deposits were 230,676 crore, up by 18.1% over September 30, 2010 and 9.2% over those at the end of June 30, 2011. Savings account deposits at 69,017 crore increased 15.9% over September 30, 2011, and 6.5% over June 30, 2011. With interest rates on fixed deposits continuing to be at elevated levels in the system, time deposits grew by 26% over September 30, 2010 to 121,491 crore and 13% over June 30, 2011. As a result the CASA mix was 47.3% of total deposits as of September 30, 2011.

Half Year ended September 30, 2011:

For the half year ended September 30, 2011, the Bank earned a total income of 15,027.4 crore as against 11,181.3 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2011 were 8,124.2 crore, as against 6,878.5 crore for the six months ended September 30, 2010. Net profit for the half year ended September 30, 2011 was 2,284.3 crore, up by 32.5 % over the corresponding six months ended September 30, 2010.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at September 30, 2011 (computed as per Basel II guidelines) was at 16.5%, as against a regulatory minimum of 9%. Tier I CAR was at 11.4% as of September 30, 2011.

Network

As of September 30, 2011 the Bank’s branch network stood at 2,150 branches in 1,141 cities (an increase of 385 branches from 1,765 branches as on September 30, 2010) and 6,520 ATMs, (an increase of 1,799 ATMs from 4,721 as of September 30, 2010).

Asset Quality:

Portfolio quality as of September 30, 2011 remained healthy with gross non-performing assets (NPAs) at 1.0% of gross advances and net non-performing assets at 0.2% of net advances (as against 1.2% gross NPAs and 0.3% net NPA ratios as of September 30, 2010). The Bank’s provisioning policies for specific loan loss provisions remained higher than the minimum regulatory requirements. The NPA provision coverage ratio (excluding write-offs, technical or otherwise) was at 81.3% as of September 30, 2011. Total restructured assets were 0.4% of the

HDFC Bank Limited HDFC Bank House Senapati Bapat Marg Lower Parel, Mumbai 400013

Bank’s gross advances as of September 30, 2011. Of these, restructured advances categorized as standard assets were 0.1% of the Bank’s gross advances.

Note:

stands for Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

We may have included statements in this release which may contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments, caused by any factor including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.